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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 6)
                               -------------------

                          NIMBUS CD INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    65439010
                                 (CUSIP Number)
                               -------------------

                                   DAVID ABDOO
                                COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                             LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                                  DAVID M. KIES
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                                  July 27, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


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                                  SCHEDULE 13D
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CUSIP NO. 65439010
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carlton Communications Plc
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

     WC; OO
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f)
                                                                        [  ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     England
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                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     21,469,754
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               21,469,754
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,469,754
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12.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                     [  ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
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14.  TYPE OF REPORTING PERSON

     CO
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         This  Amendment  No. 6 ("Amendment  No. 6") is filed to supplement  and
amend  the   information  set  forth  in  the  Schedule  13D  filed  by  Carlton
Communications Plc ("Parent") and Neptune Acquisition Corp. ("Purchaser") on June 23, 1998, as amended by Amendment No. 1 thereto filed with the SEC on July 8, 1998, Amendment No. 2 thereto filed with the SEC on July 13, 1998, Amendment No. 3 thereto filed with the SEC on July 15, 1998, Amendment No. 4 thereto filed with the SEC on July 21, 1998 and Amendment No. 5 thereto filed with the SEC on July 27, 1998 (as so amended, the "Schedule 13D"), with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Nimbus CD International, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 13D.

Item 4.  Purpose of the Transaction

         On July 27, 1998 (the "Effective Time"), Purchaser was merged with and into the Company pursuant to Section 253 of the Delaware General Corporation Law (the "Merger"), and each Share issued and outstanding immediately prior to such time (other than (i) any Shares held by any subsidiary of the Company or in the treasury of the Company, or held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including Purchaser) and (ii) Shares held by holders who comply with all the provisions of Delaware law concerning the right to dissent from the Merger and require appraisal of their Shares) was converted into the right to receive $11.50 in cash, without interest. As a result of the merger, the separate corporate existence of Purchaser ceased and the Company became an indirect wholly owned subsidiary of Parent.

         On July 27, 1997, the Reporting Person caused the Company to file with the SEC a Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act on Form
15. Also on July 27, 1997, the Reporting Company caused the Company to send a letter to Nasdaq requesting delisting of the Shares from the Nasdaq National Market, effective as of the opening of business on July 28, 1998.

         In accordance with the Merger Agreement (i) the Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time remained as the Certificate of Incorporation of the Surviving Corporation, except that Article FOURTH thereof was amended by reducing the aggregate number of authorized shares of common stock to 3,000 shares, (ii) the By-laws of the Purchaser as in effect immediately prior to the Effective Time became the By-Laws of the Surviving Corporation, (iii) the board of directors of the Purchaser immediately prior to the Effective Time became the board of directors of the Surviving Corporation and (iv) the officers of the Company in office immediately prior to the Effective Time remained as the officers of the Surviving Corporation.

Item 5.  Interest in Securities of the Issuer

         The Reporting Person is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith. The number of Shares deemed beneficially owned by the Reporting Person with respect to which the Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power is listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith. The Shares are held of record by Carlton US Holdings Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of Parent.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1998.                        CARLTON COMMUNICATIONS PLC

                                             By: /s/ Bernard Cragg
                                                ------------------------------
                                             Name:  Bernard Cragg
                                             Title: Finance Director